The annual meeting of Fund shareholders was held on April 7, 2008. Following is a summary of the proposal submitted to shareholders for vote at the meeting and votes cast:


Proposal          Votes for     Votes withheld    Votes abstained
Common and Preferred
Shares
Election of
John L. Harrington
as an Independent
Trustee until the
2011 annual meeting.

                 1,984,910            213,309


The following trustees terms of office as trustee continued after the Funds annual meeting: Barry M.
Portnoy, Gerard M. Martin, Frank J. Bailey and
Arthur G. Koumantzelis.